NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 20, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 09, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursant to the Reorganization Merger agreement between Salient Midstream & MLP Fund (SMM) and Salient MLP & Energy Infrastructure Fund (SMAPX), which became effective before market open on Septemeber 9, 2022, each SMM common share of benefical interest will be converted into a newly issued Class A share of SMAPX. The aggregate net asset value of the Class A shares of SMAPX that shareholders of SMM will receive in the Reorganization is expected to be equal to the aggregate net asset value of the common shares of SMM held by such shareholders, as of the close of business on the date of Reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 09, 2022.